Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

VIA EDGAR

August 2, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Mylan Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed April 27, 2012
File No. 001-09114

Dear Mr. Rosenberg:

We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of July 19, 2012 (the “Staff’s Letter”) containing the Staff’s comments regarding the above-referenced filings. The Company’s responses to the Staff’s Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and revisions to proposed disclosures in future filings are highlighted in bold.

Research and Development, page 18

1. We have read your response to comment one. Please provide us proposed disclosure to be included in future filings that puts your disclosure about branded drug sales into context. In this regard, you indicate in your response that there is no way to determine in advance the pricing of the generic product upon launch. It would also seem that it may not be possible to determine the volume of generic sales.

Response:

In future filings, where we disclose this information, we will include disclosure substantially similar to the following:

The historic branded drug sales are not indicative of future generic sales, but are included to illustrate the size of the branded product market.

Management’s Discussion and Analysis
2011 Compared to 2010, page 54

2. Please refer to prior comment four. You state that you do not believe that your “at risk product launches” are reasonably expected to have a material impact on the trend of your reported results of operations. However, you stated on page 32 in your Form 10-K that your “at risk product launch situations” could lead to litigation and that an unfavorable outcome of this litigation could have a material adverse effect on your business, financial position and results of operations. Thus, it appears that this may be a known uncertainty that may be required to be disclosed in accordance with Item 303(a)(3)(ii) of Regulation S-K. Please provide us proposed disclosure, or tell us the amount of the cumulative revenues recognized for your “at risk product launch situations” and clarify for us why disclosure is not necessary.

Response:

The risk factor on page 32 of our 2011 Annual Report on Form 10-K describes a risk that an adverse decision in a legal contingency involving an “at-risk launch” situation could have a material adverse effect on our business, financial position or results of operations. It is intended to convey to a reader that such a situation may exist and to describe the risks associated therewith. It does not, however, reflect the Company's conclusion as to the potential legal or financial risk associated with any particular launch, each of which is unique.

Prior to any new product launch, we evaluate many legal and commercial factors; and, in certain limited circumstances, may elect to market a product, notwithstanding the fact that matters of potential patent infringement have not been fully resolved by the courts, creating an “at-risk launch” situation. As noted, the facts and relative risks associated with each specific at-risk launch are unique, and they are individually evaluated before launch, at the time of launch, and during the period of “risk” to determine whether disclosure is appropriate. Unless otherwise disclosed in our financial statements, we view the likelihood of a material adverse outcome in related litigation as remote. As with any litigation, however, the final outcome of a particular litigation relating to an at-risk launch is unpredictable. The risk factor on page 32 recognizes this and focuses on potential situations where, despite our assessment, the occurrence of an unfavorable outcome in a patent infringement matter could have a material adverse impact on our business, including our results of operations, cash flows or financial position.

It should be noted that the impact of our “at-risk launch” situations, individually and collectively, to date has not had a material adverse effect on our business, financial position, or results of operations. Additionally, products that we launch at-risk are often at-risk for a relatively short time period (e.g., the risk ceases due to a favorable court ruling, the patent or other right expires, or the Company ceases marketing the product in question). For example, of our top ten products in terms of revenues in 2011, only one was considered an at-risk launch (and the launch occurred after a district court finding of non-infringement). Revenues from this product in 2011 represented approximately 1% of our consolidated total revenues for that year. However, it is also important to note that the sale of this product, which was launched in 2011, today is no longer considered to be at-risk due to the favorable final resolution by the appellate court in early 2012.

For these reasons, it would not be accurate to treat all such launches as bearing the same risk, either legally or financially, at any point in time. We, therefore, do not believe that additional disclosure is necessary or that consolidation of risk associated with all at-risk launches to date would provide meaningful information. Additionally, given that the impact of the uncertainty related to our limited at-risk launch situations has not had a material adverse effect on our business to date, we do not believe that disclosure of the cumulative revenues related to such at-risk situations is warranted.

Operating Expenses, page 56

3. We acknowledge the information and proposed new disclosure provided in your response to comment six. Please clarify in your proposed disclosure why interest in intercompany loans increased domestic pre-tax earnings and decreased foreign pre-tax earnings for 2011, while also being “entirely reflected within foreign earnings (loss).”

Response:

In response to the Staff's comment, the Company will include, as applicable, disclosure substantially similar to the following in future filings:

In 2010 and 2009, the allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations included intercompany interest between certain domestic and foreign subsidiaries, which was eliminated on a consolidated basis. The impact of this intercompany financing arrangement in 2010 and 2009 was to decrease the amount of domestic earnings (loss) before income taxes and noncontrolling interest, with a corresponding increase to the foreign amount. While this arrangement increased the amount of earnings (loss) before income taxes and noncontrolling interest allocated to foreign operations, the taxation of these earnings was included in the calculation of the Company's taxable income reported on its U.S. corporate income tax returns. In 2011, the expense for inter-company interest is no longer reflected in domestic earnings (loss). Instead, the expense is now a component of foreign earnings (loss) as a result of a reorganization in which assets and liabilities were transferred to a foreign entity. Accordingly, in 2011, domestic earnings (loss) increased, and foreign earnings (loss) correspondingly decreased, relative to 2010 by the amount of inter-company interest expense now reflected in foreign earnings (loss).

Notes to Consolidated Financial Statements
8. Income taxes, page 111

4. Please refer to prior comment 13. Please provide the information in your response as proposed disclosure to be included in future periodic filings. Also, revise this caption to be consistent with the activities described in your response, which appears to indicate that no repatriation of earnings occurred in either year.

Response:

We note the Staff’s comment and confirm that in future filings, as applicable, we will provide disclosure of the substantive factors that the Company considers in concluding that its investments in foreign subsidiaries are permanent in duration. The caption Net Benefit on Repatriated Earnings on the reconciliation of the statutory tax rate to the effective tax rate will be changed to Foreign Tax Credits, Net in future filings.

14.Contingencies, page 121

5. Please refer to prior comment 16. ASC 450 requires disclosure of the estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise your proposed disclosure in accordance with ASC 450.

Response:

We note the Staff’s comment and will include, as applicable, disclosure substantially similar to the following in future filings:

Legal Proceedings
The Company is involved in various disputes, governmental and/or regulatory inquiries and proceedings and litigation matters that arise from time to time, some of which are described below. The Company is also party to certain litigation matters for which Merck KGaA has agreed to indemnify the Company, pursuant to the agreement by which Mylan acquired the former Merck Generics business.
While the Company believes that it has meritorious defenses with respect to the claims asserted against it and intends to vigorously defend its position, the process of resolving matters through litigation or other means is inherently uncertain, and it is not possible to predict the ultimate resolution of any such proceeding. It is possible that an unfavorable resolution of any of the matters described below, or the inability or denial of Merck KGaA, another indemnitor or insurer to pay an indemnified claim, could have a material effect on the Company's financial position, results of operations and cash flows. Unless otherwise disclosed below, the Company is unable to predict the outcome of the respective litigation or to provide an estimate of the range of reasonably possible losses. Legal costs are recorded as incurred and are classified in selling, general and administrative expenses in the Company's Condensed Consolidated Statements of Operations.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com.

Thank you.

Very truly yours,

/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer

4